UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 3  INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

1. Name and Address of Reporting Person
   Barduson, Gene
   P.O. Box 1070
   1400 Shelburne Road

   Burlington, VT 05402-1070
2. Date of Event Requiring Statement (Month/Day/Year)
   12/02/1999
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Issuer Name and Ticker or Trading Symbol
   IDX Systems Corporation (IDXC)
5. Relationship of Reporting Person to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   Vice President
6. If Amendment, Date of Original (Month/Day/Year)
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Beneficially Owned
-----------------------------------------------------------------------------------------------------
1)Title of Security                                          2)Amount of         3)  4)Nature of
                                                             Securities          D   Indirect
                                                             Beneficially        or  Beneficial
                                                             Owned               I   Ownership
-----------------------------------------------------------------------------------------------------
Common Stock                                                 41,813.00 (1)       D   Direct

Table II   Derivative Securitites Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative Security  2)Date Exercisable  3)Title and Amount of                   4)Conver-  5)Ownership 6)Nature of
                                and Expiration Date Securities Underlying                   sion or    Form of     Indirect
                                (Month/Day/Year)    Derivative Security                     exercise   Derivative  Beneficial
                                                                                            price of   Security    Ownership
                                Date      Expira-                                Amount or  Deri-      Direct(D)
                                Exer-     tion                                   Number of  vative     or
                                cisable   Date      Title                        Shares     Security   Indirect(I)
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified Stock Option      05/03/00  05/03/09  Common Stock                 28,250.00  $16.5625   D           Direct
(right to buy)                  (2)

Explanation of Responses:

(1)
4,181 shares of IDX common stock are being held in escrow pursuant to a merger agreement between IDX Systems Corporation and EDiX
Corporation dated in April, 1999.
(2)
Grant to reporting person of option to purchase 14,125 shares of common stock under the IDX Systems Corporation 1995 Stock Option
Plan.  The option becomes exercisable in 25 percent increments of 3,532 shares on May 3, 2000, 3,531 shares on May 3, 2001, 3,531 shares on May 3, 2002 and 3,531 shares on May 3, 2003.  Grant to reporting person of option to purchase 14,125 shares of common stock under the IDX Systems Corporation 1995 Stock Option Plan.  The option becomes exercisable on the expiration of eight years from date of grant (May 3, 2007).  Vesting can accelerate if the Corporation achieves certain goals.  The plan pursuant to which the reported options were granted provides for tax withholding rights.

SIGNATURE OF REPORTING PERSON
/S/ By: Diane L. Brown, Attorney-In-Fact
    For: Gene Barduson
DATE